UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2007

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ___ No X

TABLE OF CONTENTS

Press Release dated February 7, 2007

BENETTON BOARD EXAMINES THE PRELIMINARY RESULTS FOR 2006

AND FORECAST GROWTH FOR 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: February 7, 2007

BENETTON BOARD EXAMINES THE PRELIMINARY RESULTS FOR 2006 AND FORECAST GROWTH FOR 2007

  Estimated 2006 consolidated revenues of around 1,913 million euro, up by 8.4%

  2006 net income in line with expections

  2007 financial year, expected growth in revenues between 6% and 8% confirmed

  2007 ordinary EBITDA forecast to increase by 20%

  2007 investments forecast between 250 and 300 million euro

Ponzano, 7 February 2007 - The Benetton Group Board meeting today viewed the preliminary results for the 2006 financial year (*), pending availability of final numbers which will be examined and approved by the Board of Directors on 16 March 2007.

2006 preliminary values showed 8.4% growth in consolidated revenues, close to 1,913 million euro compared with 1,765 million in 2005.

Growth in net income also confirmed, in line with expections, at around 6.5% of revenues.

Today's Board meeting also looked at company forecasts for the current year.

In particular, and also in the light of 2007 Spring/Summer orders taken and first indications for 2007 Autumn/Winter orders, 2007 revenues are showing a decidedly positive trend, estimated by the company to be in line with the expected sustainable growth rate for the next few years, of at least 6 to 8%.

It should be emphasized that 2007 orders collected are in line with the new structure of the product offering. From this year, in fact, the greater segmentation of the various collections has resulted in order collection being more spread out over the year; nevertheless, in the first months of the year it is already possible to identify a positive trend for 2007.

2007 revenue growth results from a significant volume increase and a product mix which shows an increase in all clothing areas, with double digit growth in accessories and shirts.

More pronounced growth is also expected in 2007 in foreign markets, especially in the Mediterranean area, Eastern European countries, China and India, while good expectations of growth in Italy are mainly driven by the greater segmentation of the product offering.

For 2007, it is forecast that EBITDA, before non-recurring items, will increase by 20%, with a ratio to revenues of over 15%.

In 2007 the focus on development is continuing, with investments expected to be between 250 and 300 million euro, the greater part of which will be dedicated to supporting growth in foreign markets with the strongest development potential. Significant investments will also made for the Castrette distribution logistics area and the production plant in Tunisia. Another significant portion of the investments will be dedicated to IT systems, aimed at assisting the volume growth and the greater segmentation of the collections.

The ratio between indebtness and ordinary EBITDA is expected to decrease below the value of 1.4.

Commenting on the preliminary results, the Group Chairman, Luciano Benetton, said "The positive trend in 2006 is confirmation of the effectiveness of commercial policies launched in previous years and of the continuous improvement in service to the client, both in terms of speed and richness of the product offering, in which we are continuing to invest in 2007. As from this year, we can confidently dedicate our resources to supporting growth in strategic and fast developing areas, assisted by the professionalism and enthusiasm of our partners".

(*) Preliminary unaudited data

For further information and contacts:

Media +39 0422519036

www.benettongroup.com/press

Investor Relations +39 0422519412

www.benettongroup.com/investors

This document contains estimated information relating to the Company's financial situation and its strategic initiatives. This information is subject to a certain degree of uncertainty and risk, which could cause the Company's final results to be significantly different from those presented in this document. The forecasts are based on current expectations of company management.